Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business June 30, 2013, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$17,427
Interest-bearing balances		119,728
Securities:
Held-to-maturity securities		0
Available-for-sale securities		217,652
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		85
Securities purchased under agreements to resell		24,809
Loans and lease financing receivables:
Loans and leases held for sale		23,419
Loans and leases, net of unearned income	754,323
LESS: Allowance for loan and lease losses	13,809
Loans and leases, net of unearned income and allowance		740,514
Trading Assets		32,173
Premises and fixed assets (including capitalized leases)		7,595
Other real estate owned		3,068
Investments in unconsolidated subsidiaries and associated companies		595
Direct and indirect investments in real estate ventures		9
Intangible assets
Goodwill		21,549
Other intangible assets		21,842
Other assets		54,073

Total assets		$1,284,538

LIABILITIES
Deposits:
In domestic offices		$924,162
Noninterest-bearing	247,984
Interest-bearing	676,178
In foreign offices, Edge and Agreement subsidiaries, and IBFs		87,482
Noninterest-bearing	614
Interest-bearing	86,868
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		13,062
Securities sold under agreements to repurchase		14,800

Dollar Amounts In Millions
Trading liabilities	17,166
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	35,971
Subordinated notes and debentures	19,943
Other liabilities	33,096

Total liabilities	$1,145,682

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	102,952
Retained earnings	31,046
Accumulated other comprehensive income	3,291
Other equity capital components	0

Total bank equity capital	137,808
Noncontrolling (minority) interests in consolidated subsidiaries	1,048

Total equity capital	138,856

Total liabilities, and equity capital	$1,284,538

I, Timothy J. Sloan, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Timothy J. Sloan
EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Michael Loughlin	Directors
John Stumpf
Avid Modjtabai